EXHIBIT 21.1

Subsidiaries of Aralez Pharmaceuticals plc

Name of Entity	State/Jurisdiction of Incorporation

Aralez Pharmaceuticals Holdings Limited	Ireland
POZEN Inc. (indirect)	Delaware
Stamridge Limited (indirect)	Ireland
ARLZ CA Acquisition Corp. (indirect)	Ontario
Pozen Limited (indirect)	Ireland
Aralez Pharmaceuticals US Inc. (indirect)	Delaware
Tribute Pharmaceuticals Canada Inc. (indirect)	Ontario
Tribute Pharmaceuticals International Inc. (indirect)	Barbados
Medical Futures Inc. (indirect)	Ontario
Tribute Pharmaceuticals US Inc. (indirect)	Delaware